Exhibit 77 N


Cash Accumulation Trust
	Liquid Assets Fund
File number 811-4060

Actions required to be reported pursuant to Rule 2a-7


A special joint telephone meeting of the Boards of Directors/Trustees/Committee Members of Cash Accumulation Trust (CAT), COMMAND Money Fund (CMF), Prudential Core Investment Fund (CIF),
Prudential MoneyMart Assets, Inc. (MMA), Special Money Market Fund, Inc.
(SMM) and The Prudential Variable Contract Account - 11 (the Funds) was convened, following due notice, on Thursday, February 7, 2002 by means of a dial-in teleconference.

The following Directors/Trustees/Committee Members were present by telephone at the Meeting:
Saul K. Fenster
Delayne Dedrick. Gold
Robert F. Gunia
Robert E. La Blanc
W. Scott McDonald, Jr.
David R. Odenath, Jr.
Judy A. Rice
Robin B. Smith
Stephen Stoneburn
Nancy H. Teeters
Joseph Weber
Clay T. Whitehead
constituting the entire Board of Directors/Trustees/Committee Members (hereinafter referred to collectively as "Directors" or "Board of Directors").

Also present by invitation were the following:
Name				Affiliation
John E. Baumgardner, Jr.		Sullivan & Cromwell
Maureen Baker Fialcowitz		Prudential Financial, Inc.
(Prudential)
William V. Healey		Assistant Secretary of the Funds
Floyd L. Hoelscher		Prudential
Marguerite E. H. Morrison		Prudential
Haes Monroe			Prudential
Christopher Palmer		Shea & Gardner
William K. Roberts		Prudential Investment
Management, Inc. (PIM)
Jonathan D. Shain		Secretary of the Funds
James J. Sullivan			PIM
Grace C. Torres			Treasurer of the Funds
Joseph M. Tully			PIM

Call to Order
Mr. Robert F. Gunia, a Vice President and Director of the Funds, presided as Chairman and called the meeting to order. Mr. Shain acted as Secretary of the meeting and recorded the minutes thereof.

Tyco International Group Commercial Paper
Mr. Gunia briefly explained to the Directors the reasons why the joint special telephone meeting had been convened. He advised the Directors that on Monday, February 4, 2002, the investment adviser for each of the Funds, Prudential Investment Management, Inc, (PIM) learned that the Standard &
Poor's and Fitch rating agencies had both downgraded the short-term credit ratings of commercial paper issued by Tyco International Group that was held by each of the Funds. He referred the Directors to the materials distributed in advance of the meeting, which provided additional details and background concerning the ratings downgrades, and included a chart identifying the specific holdings of Tyco commercial paper by each of the Funds.
Mr. Gunia then noted that pursuant to the amortized cost procedures approved and adopted by the Directors for each of the Funds, when a security is downgraded by a nationally recognized statistical rating organization (NRSRO) to a level below its second highest rating category, it becomes an ineligible security. Because both Standard & Poor's and Fitch had downgraded Tyco commercial paper to levels below each NRSRO's second highest rating category, the Tyco commercial paper now held by each of the Funds had become ineligible. He further stated that the amortized cost procedures provided that when a security becomes ineligible, the investment adviser is required to obtain specific directions and approval from the Directors if the investment adviser decides that it does not wish to dispose of the ineligible securities, or it decides that it does not wish to dispose of the ineligible securities within five business days. Mr. Gunia explained that because PIM had recommended that each of the Funds hold the Tyco commercial paper through to maturity, the joint special telephone meeting had been convened to allow the Directors to consider and act upon PIM's recommendation with respect to holding Tyco commercial paper in each of the Funds' portfolios.
Mr. Baumgardner then provided the Directors with an overview of the Funds' amortized cost procedures and the requirements of Rule 2a-7 under the Investment Company Act of 1940 that required the Funds to adopt the procedures. General discussion ensued, and Mr. Gunia and Mr. Baumgardner responded to questions from the Directors.
Mr. Gunia next introduced Joseph Tully, the portfolio manager responsible for each of the Funds. Mr. Tully stated that the Tyco commercial paper held by the Funds was scheduled to mature within one week on February
14, 2002 and February 15, 2002. Mr. Tully reviewed with the Directors the reasons why each NRSRO had downgraded its credit ratings for the commercial paper, including recent reports and stories in the news media which had caused investors to lose confidence in Tyco's commercial paper in the aftermath of the problems involving Enron.
He further explained that Tyco had accessed its credit lines, causing investors in the short end of the credit market to become concerned about Tyco's ability to repay its commercial paper. Mr. Tully noted that Tyco's credit lines served as a form of insurance, assuring investors that if Tyco was unable to pay off its commercial paper, the credit lines could be accessed in order to repay the paper. He further noted that Tyco was currently unable to issue any new commercial paper due to lack of investor demand. Mr. Tully also advised the Directors that the commercial paper of Tyco Capital, an affiliate of Tyco International, which the Funds also held, had been downgraded by both
Standard & Poor's and Fitch within the past day. However, he advised the Directors that certain commercial paper of Tyco Capital previously held by the Funds had matured and the Funds had received payment in full earlier in the week, and therefore no further action was required.
In response to questions from the Directors concerning Tyco's ability to repay the commercial paper held by the Funds, Mr. Roberts advised that he had participated in a conference call with Tyco management on the previous day, and had been advised by Tyco management that it had $7.8 billion in available cash after exhausting all credit lines. Mr. Roberts further explained that Tyco currently had $4.5 billion in commercial paper outstanding, and that as of the fiscal quarter ending March 31, 2002, Tyco would have an additional $1.3 billion in cash available to meet its short-term needs.
Mr. Tully then responded to questions from the Directors concerning the feasibility of selling the Tyco commercial paper prior to maturity. Mr. Tully explained that the current market for Tyco commercial paper was quite thin, meaning that a sale of the commercial paper could likely be accomplished only at a "distress" price. He expressed confidence that Tyco would be able to repay the commercial paper when it matured the following week, and given the "distress" price that the Funds would likely receive if the paper were sold prior to maturity, he stated that he did not recommend that the Funds sell the commercial paper.
In response to a request from the Directors, Mr. Tully agreed to provide the Directors with notification when the Tyco commercial paper matured on February 14, 2002 and February 15, 2002. Mr. Tully also agreed to notify the Directors of any further material developments involving Tyco. Thereafter, general discussion ensued, and upon motion duly made and seconded, the following resolution was unanimously adopted:


(Applicable Money Market Funds,
VCA-11)

		RESOLVED, that the recommendation of the Investment Adviser to hold in each Fund's
	portfolio commercial paper of Tyco International until maturity on February 14, 2002 and
	February 15, 2002, is hereby ratified and approved.